UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549


                               SCHEDULE 13D


                Under the Securities Exchange Act of 1934
                          (Amendment No. 2)<F1>


                       The News Corporation Limited
                             (Name of Issuer)

                 Ordinary Shares of Australian $.50 each
                      (Title of Class of Securities)

                               Q67027 11 2
                              (CUSIP Number)

      Scott D. Sullivan, Chief Financial Officer, MCI WORLDCOM, Inc.
        500 Clinton Center Drive, Clinton, MS 39056 (601) 460-5600 (Name, Address and Telephone Number of Person Authorized to Receive
                       Notices and Communications)

                              July 15, 1999
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /_/.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule
13d-7(b) for other parties to whom copies are to be sent.

[FN]
<F1>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D
CUSIP No.  Q67027 11 2

 1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          MCI COMMUNICATIONS CORPORATION
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /_/
                                                                (b) /_/
 3  SEC USE ONLY

 4  SOURCE OF FUNDS*

     Not applicable

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                           /_/

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
 NUMBER OF     7  SOLE VOTING POWER
   SHARES
   BENE-                     -0-
  FICIALLY     8  SHARED VOTING POWER
  OWNED BY
    EACH                      -0-
 REPORTING     9  SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

              10  SHARED DISPOSITIVE POWER

                              -0-
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES<F1>                                                       /_/

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.0%
14  TYPE OF REPORTING PERSON<F1>

          CO
                <F1>SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SUNTERRA ATTESTATION.





                           PAGE 2 of 26 PAGES

                               SCHEDULE 13D
CUSIP No.  Q67027 11 2

 1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           MCI WORLDCOM NETWORK SERVICES, INC. (formerly
             MCI Telecommunications Corporation)
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F1>       (a) /_/
                                                                (b) /_/
 3   SEC USE ONLY

 4   SOURCE OF FUNDS<F1>

      Not applicable

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                          /_/

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
 NUMBER OF     7   SOLE VOTING POWER
   SHARES
   BENE-                      -0-
  FICIALLY     8   SHARED VOTING POWER
  OWNED BY
    EACH                      -0-
 REPORTING     9   SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

              10   SHARED DISPOSITIVE POWER

                              -0-
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           -0-
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES<F1>                                                     /_/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.0%
14   TYPE OF REPORTING PERSON<F1>

           CO
                 <F1>SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SUNTERRA ATTESTATION.





                           PAGE 3 of 26 PAGES

          This Amendment No. 2 (this "Amendment") relates to the
Statement on Schedule 13D, dated January 3, 1996, as amended on June 7,
1996 (as so amended the "Statement"), filed with the Securities and Exchange Commission on behalf of MCI Communications Corporation ("MCI") and MCI Telecommunications Corporation (now MCI WORLDCOM Network Services, Inc.) ("MCIT") with respect to the Ordinary Shares of Australian, $.50 each (the "Ordinary Shares"), of The News Corporation Limited ("News"). Each of MCI and MCIT are wholly-owned subsidiaries of MCI WORLDCOM, Inc., a Georgia corporation ("MCI WORLDCOM"). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Statement.

Item 4.   Purpose of Transaction.

          Item 4 of the Statement is amended and supplemented as follows:

          On July 15, 1999, pursuant to the Securities Purchase
Agreement between MCIT and News, dated as of April 6, 1999, MCIT exercised the Warrant and the Additional Warrant in exchange for an aggregate of 224,742,006 preferred limited voting ordinary shares of News (the "Preferred Limited Shares"). Immediately thereafter, News purchased the Preferred Limited Shares from MCIT for an aggregate purchase price of $1,390 million.

Item 5.   Interest in Securities of the Issuer.

          Item 5 of the statement is amended and supplemented as follows:

          As a result of the transactions described in Item 4 above, MCI WORLDCOM, MCI and MCIT each ceased to be the beneficial owner of more than 5% of the Ordinary Shares on July 15, 1999.
























                           PAGE 4 of 26 PAGES

Item 7.   Material to be Filed as Exhibits.

9. Securities Purchase Agreement, dated as of April 6, 1999, by and between MCI Telecommunications Corporation and The News Corporation Limited.

















































                           PAGE 5 of 26 PAGES

                                SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.


                                  MCI WORLDCOM, INC.


                                  By: /s/ Scott D. Sullivan
                                     -----------------------------------
                                      Name:  Scott D. Sullivan
                                      Title:  Chief Financial Officer


                                  MCI COMMUNICATIONS CORPORATION


                                  By: /s/ Scott D. Sullivan
                                     -----------------------------------
                                      Name:  Scott D. Sullivan
                                      Title:  Chief Financial Officer


                                  MCI WORLDCOM NETWORK SERVICES, INC.


                                  By: /s/ Scott D. Sullivan
                                     -----------------------------------
                                      Name:  Scott D. Sullivan
                                      Title:  Chief Financial Officer


DATED:  July 20, 1999

























                           PAGE 6 of 26 PAGES

                            INDEX TO EXHIBITS


Exhibit Number Description of Exhibits

     9. Securities Purchase Agreement, dated as of April 6, 1999, by and between MCI Telecommunications Corporation and The News Corporation Limited














































                           PAGE 7 of 26 PAGES

                                                                Exhibit 9






                      SECURITIES PURCHASE AGREEMENT



                              by and between



                    MCI TELECOMMUNICATIONS CORPORATION


                                   and


                       THE NEWS CORPORATION LIMITED






                        Dated as of April 6, 1999

























                           PAGE 8 of 26 PAGES

                            TABLE OF CONTENTS

                                                                     Page

     1.   Purchase and Sale of the Shares; Closing.     . . . . . . .  12
               1.1  Purchase and Sale of the Shares   . . . . . . . .  12
               1.2  Closing; Delivery of Securities   . . . . . . . .  13

     2.   Representations and Warranties of MCIT  . . . . . . . . . .  13
               2.1  Organization; Authority; Validity   . . . . . . .  13
               2.2  Actions Pending   . . . . . . . . . . . . . . . .  14
               2.3  Governmental Consents and Approvals   . . . . . .  14
               2.4  Transactions Permitted by Applicable Laws   . . .  14
               2.5  Conflicting Agreement and Charter Provisions  . .  14
               2.6  Ownership of Securities   . . . . . . . . . . . .  15

     3.   Representations and Warranties of News  . . . . . . . . . .  15
               3.1  Organization; Authority; Validity   . . . . . . .  15
               3.2  Actions Pending   . . . . . . . . . . . . . . . .  16
               3.3  Governmental Consents and Approvals   . . . . . .  16
               3.4  Transactions Permitted by Applicable Laws   . . .  17
               3.5  Conflicting Agreement and Charter Provisions  . .  17
               3.6  Validity of Shares  . . . . . . . . . . . . . . .  17
               3.7  Funds   . . . . . . . . . . . . . . . . . . . . .  17

     4.   Conditions Precedent to the Obligations of News   . . . . .  18
               4.1  Representations and Warranties; Covenants and
                      Agreements  . . . . . . . . . . . . . . . . . .  18
               4.2  Illegality  . . . . . . . . . . . . . . . . . . .  18
               4.3  Litigation  . . . . . . . . . . . . . . . . . . .  19
               4.4  Consents  . . . . . . . . . . . . . . . . . . . .  19
               4.5  Shareholder Approval  . . . . . . . . . . . . . .  19

     5.   Conditions Precedent to the Obligations of MCIT   . . . . .  19
               5.1  Representations and Warranties; Covenants and
                      Agreements  . . . . . . . . . . . . . . . . . .  19
               5.2  Illegality  . . . . . . . . . . . . . . . . . . .  20
               5.3  Litigation  . . . . . . . . . . . . . . . . . . .  20
               5.4  Consents  . . . . . . . . . . . . . . . . . . . .  20
               5.5  Payment for the Shares  . . . . . . . . . . . . .  21
               5.6  Shareholder Approval  . . . . . . . . . . . . . .  21

     6.   Miscellaneous   . . . . . . . . . . . . . . . . . . . . . .  21
               6.1  Performance of Conditions Precedent   . . . . . .  21
               6.2  Survival of Representations and Warranties; Entire
                      Agreement   . . . . . . . . . . . . . . . . . .  21
               6.3  Binding Effect; Assignment Limited  . . . . . . .  22
               6.4  Notices   . . . . . . . . . . . . . . . . . . . .  22
               6.5  Descriptive Headings  . . . . . . . . . . . . . .  23
               6.6  Governing Law   . . . . . . . . . . . . . . . . .  23




                           PAGE 9 of 26 PAGES

               6.7  Termination and Abandonment   . . . . . . . . . .  24
               6.8  Counterparts  . . . . . . . . . . . . . . . . . .  24
               6.9  Publicity   . . . . . . . . . . . . . . . . . . .  24

     7.   Certain Definitions   . . . . . . . . . . . . . . . . . . .  25

















































                           PAGE 10 of 26 PAGES

                      SECURITIES PURCHASE AGREEMENT



     SECURITIES PURCHASE AGREEMENT, dated as of the 6th day of April,

1999, by and between MCI Telecommunications Corporation, a Delaware corporation ("MCIT"), and The News Corporation Limited, a South Australia

corporation (ACN 007 190 330) ("News").  Capitalized terms used in this

Agreement are defined in Section 7 hereof.



                           W I T N E S S E T H:



     WHEREAS, MCIT owns 53.375 shares of preferred stock, without par value, of News Triangle Finance, Inc., a Delaware corporation (the "News

Triangle Shares"), and 11.475 shares of preferred stock, without par value, of News T Investments, Inc., a Delaware corporation (the "News T

Shares" and, together with the News Triangle Shares, the "Preferred

Shares");

     WHEREAS, MCIT owns a warrant issued by News, dated August 2, 1995,

exercisable for up to 155,339,806 ordinary shares of News (the "Ordinary

Shares"),  and a warrant issued by News, dated May 9, 1996, exercisable for up to 54,368,932 Ordinary Shares (collectively, the "Warrants");

     WHEREAS, the Warrants may be exercised for News' preferred limited voting ordinary shares ("Preferred Limited Shares") and/or American

Depositary Shares, each representing four preferred limited voting ordinary shares, in accordance with the terms of the Warrants and this

Agreement;

     WHEREAS, the Warrants may be exercised, and the exercise price paid, by surrender by MCIT of the Preferred Shares;

                           PAGE 11 of 26 PAGES

     WHEREAS, MCIT desires to exercise the Warrants in whole for the

224,742,006 Preferred Limited Shares issuable upon such exercise in accordance with the terms of the Warrants and this Agreement (the

"Shares") by surrender of the Preferred Shares to News; and

     WHEREAS, upon such exercise, MCIT desires to sell to News, and News desires to purchase from MCI, all of the Shares, on the terms and subject to the conditions hereinafter set forth.

     NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and in reliance upon the representations and warranties contained herein, the parties hereto do hereby agree as follows:

     1.   Purchase and Sale of the Shares; Closing.

          1.1  Purchase and Sale of the Shares.  Upon the terms and

subject to the conditions set forth herein, at the closing of the transactions contemplated by this Agreement (the "Closing"), (a) MCIT will exercise the Warrants for the Shares, in accordance with the terms thereof, by surrender of the Preferred Shares to News, (b) News will issue to MCIT the Shares, which shall be in the form of Preferred Limited

Shares, and (c) MCIT will sell to News, and News will purchase from MCIT,

all of the Shares.  MCIT and News agree that, notwithstanding anything to the contrary contained herein or in the Warrants, at the Closing, upon exercise of the Warrants, News will issue to MCIT 224,742,006 Preferred

Limited Shares (referred to elsewhere herein as the "Shares") and MCIT will sell to News the Shares for an aggregate purchase price equal to

$1.39 billion.





                           PAGE 12 of 26 PAGES

          1.2  Closing; Delivery of Securities.

               (a)  Subject to the terms and conditions herein set

forth, the Closing shall take place at the offices of Squadron, Ellenoff,

Plesent & Sheinfeld, LLP, 551 Fifth Avenue, New York, New York, at 10:00

A.M. New York City time, on the third business day following the satisfaction or waiver of each of the conditions set forth in Sections 4 and 5 by the party or parties entitled to the benefit of such conditions,

or at such other place and time as MCIT and  News may mutually agree.

The date on which the closing actually occurs is hereinafter referred to as the "Closing Date."

               (b)  At the Closing (i) MCIT will deliver to News (A) the

Warrants, together with duly completed exercise forms, and (B) the

Preferred Shares, together with stock powers duly endorsed in blank, (ii)

News will deliver to MCIT certificates representing the  Shares,

(iii) MCIT will deliver the Shares to News, together with a stock power duly endorsed for transfer, and (iv) News will deliver to MCIT payment of the purchase price for the Shares by wire transfer in United States currency with funds immediately available to MCIT in New York, New York.

     2.   Representations and Warranties of MCIT.  MCIT represents and warrants to News that:

          2.1  Organization; Authority; Validity.  MCIT is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  The execution and delivery of this Agreement and compliance by MCIT with all of the provisions of this Agreement: (i) are within the corporate powers and authority of MCIT; and (ii) have been duly authorized by all requisite corporate proceedings on the part of

MCIT.  This Agreement has been duly executed and delivered by MCIT and

                           PAGE 13 of 26 PAGES
constitutes the valid and binding obligation of MCIT, enforceable against

MCIT in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally.

          2.2  Actions Pending.  There is no action, suit, investigation or proceeding pending or, to the knowledge of MCIT, threatened against

MCIT, which questions the validity of this Agreement or the Securities or any action taken or to be taken pursuant hereto, or which could reasonably be expected to have a Material Adverse Effect with respect to

MCIT.

          2.3  Governmental Consents and Approvals.  Subject to

compliance with Australia law and ASX rules and regulations and required filings under the HSR Act, if any, no authorization, consent, approval,

license, franchise, permit or certificate by or of, nor any filing,

declaration, nor any qualification or registration with, any foreign or domestic governmental authority required to be obtained or made by or on behalf of MCIT is necessary to permit the valid execution, delivery and performance of this Agreement and the valid sale or transfer and delivery of the Securities or the performance by MCIT of its obligations in respect thereof.

          2.4  Transactions Permitted by Applicable Laws.  Subject to

compliance with Australia law and ASX rules and regulations and required filings under the HSR Act, if any, the execution, delivery and performance of this Agreement and the transactions contemplated hereby do not violate any law or governmental regulation applicable to MCIT.

          2.5  Conflicting Agreement and Charter Provisions. Neither the

execution, delivery or performance of this Agreement nor compliance with

                           PAGE 14 of 26 PAGES
the terms and provisions of this Agreement, will conflict with the

Certificate of Incorporation or By-laws of MCIT, conflict with, or result in a breach of or constitute a default under, or result in the creation of a lien, charge or encumbrance upon or security interest in (in each case, with or without the giving of notice, lapse of time or both) any of the properties or assets of MCIT, pursuant to the terms of any indenture,

mortgage, agreement, instrument, order, judgment, decree, statute, law,

rule or regulation to which MCIT is a party, or to which any of its properties is subject, except any of the foregoing as could not reasonably be expected to have a Material Adverse Effect with respect to

MCIT.

          2.6  Ownership of Securities.  MCIT is, or with respect to the

Shares, assuming the truth of the representations and warranties of News contained in Section 3.6, at the Closing will be, the sole, true and lawful owner and holder of the Securities, free and clear of all liens,

claims, charges, restrictions, options, encumbrances or preemptive rights of any kind or nature whatsoever, other than any of the foregoing resulting from any action of News.  The transfer of the Securities hereunder at the Closing will convey to News good and valid title to the

Preferred Shares and the Shares, free and clear of all liens, claims,

charges, restrictions, options, encumbrances or preemptive rights of any kind or nature whatsoever, other than any of the foregoing resulting from any action of News.

     3.   Representations and Warranties of News.  News represents and warrants to MCIT that:

          3.1  Organization; Authority; Validity.  News is a corporation duly organized and validly existing under the laws of the State of South

                           PAGE 15 of 26 PAGES

Australia, Australia. Subject to any necessary shareholder approvals and compliance with Australian law and ASX rules and regulations, the execution and delivery of this Agreement and compliance by News with all of the provisions of this Agreement:  (i) are within the corporate powers and authority of News; and (ii) have been duly authorized by all requisite corporate proceedings on the part of News.  This Agreement has been duly executed and delivered by News and constitutes the valid and binding obligation of News, enforceable against News in accordance with its terms, except as such enforceability may be limited by bankruptcy,

insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally.

          3.2  Actions Pending.  There is no action, suit, investigation or proceeding pending or, to the knowledge of News, threatened against

News which questions the validity of this Agreement or the Securities to be redeemed or purchased by News or any action to be taken pursuant hereto, which could reasonably be expected to have a Material Adverse

Effect with respect to News.

          3.3  Governmental Consents and Approvals. Subject to required filings under the HSR Act, if any, any necessary shareholder approvals and compliance with Australian law and ASX rules and regulations, no authorization, consent, approval, license, franchise, permit or certificate by or of, nor any filing, declaration, nor any qualification or registration with, any foreign or domestic governmental authority required to be obtained or made by or on behalf of News is necessary to permit the valid execution, delivery and performance of this Agreement and the valid issuance, delivery and purchase of the Shares or the performance by News of its obligations in respect thereof.

                           PAGE 16 of 26 PAGES

          3.4  Transactions Permitted by Applicable Laws.  Subject to

required filings under the HSR Act, if any, any necessary shareholder approvals and compliance with Australian law and ASX rules and regulations, the execution, delivery and performance of this Agreement and the transactions contemplated hereby do not violate any law or governmental regulation applicable to News.

          3.5  Conflicting Agreement and Charter Provisions.  Neither

the execution, delivery or performance of this Agreement nor compliance with the terms and provisions hereof will conflict with the Certificate of Incorporation or By-laws of News, conflict with, or result in a breach of or constitute a default under, or result in the creation of a lien,

charge or encumbrance upon or security interest in (in each case, with or without the giving of notice, lapse of time or both) any of the properties or assets of News, pursuant to the terms of, any indenture,

mortgage, agreement, instrument, order, judgment, decree, statute, law,

rule or regulation to which News is a party, or to which any of its properties is subject except any of the foregoing as could not reasonably be expected to have a Material Adverse Effect with respect to News.

          3.6  Validity of Shares.  The Shares have been duly authorized and, when issued upon exercise of the Warrants at the Closing, will be validly issued, fully paid and nonassessable, and News will convey to

MCIT good and valid title to the Shares, free and clear of any liens,

claims, charges, restrictions, options, encumbrances or preemptive rights of any kind or nature whatsoever, other than any of the foregoing resulting from any action of MCIT.

          3.7  Funds.   News has sufficient funds available to pay the

purchase price for the Shares.

                           PAGE 17 of 26 PAGES

     4.   Conditions Precedent to the Obligations of News.  The

obligations of News to consummate the transactions contemplated by this

Agreement on the Closing Date shall be subject to the satisfaction or waiver by News of the following conditions:

          4.1  Representations and Warranties; Covenants and Agreements.

               (a)  The representations and warranties of MCIT contained

in this Agreement and in any certificate or document executed and delivered by MCIT pursuant to this Agreement shall be true, accurate and complete in all material respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date,

except that (i) any such representations and warranties that relate solely to a specified date (other than the date hereof) shall be true,

accurate and complete in all material respects only as of such date.

MCIT shall have delivered to News a certificate, dated as of the Closing

Date and signed on behalf of MCIT, to the foregoing effect.

               (b)  MCIT shall have performed and complied in all

material respects with all covenants and agreements required by this

Agreement to be performed or complied with by MCIT on or prior to the

Closing Date.  MCIT shall have delivered to News a certificate, dated as of the Closing Date and signed on behalf of MCIT, to the foregoing effect.

          4.2  Illegality.  There shall not be in effect any statute,

rule, regulation or order of any court, governmental or regulatory body which prohibits or makes illegal any of the transactions contemplated by this Agreement, and the waiting period (and any extension thereof) under the HSR Act, if any, applicable to the purchase and sale of the

Securities hereunder shall have expired or been terminated.

                           PAGE 18 of 26 PAGES

          4.3  Litigation.  There shall be no litigation pending (i)

brought by any Person (other than a governmental authority), which would have a Material Adverse Effect and which seeks to enjoin, restrain or prohibit the consummation of the transactions contemplated by this

Agreement or (ii) brought by any governmental authority which seeks to enjoin, restrain or prohibit the consummation of the transactions contemplated by this Agreement.

          4.4  Consents.  There shall have been obtained all consents and approvals from parties to contracts or other agreements with MCIT, to the extent that the failure to obtain any such consent or approval would have a Material Adverse Effect with respect to MCIT or News, and from governmental authorities or other Persons that are required in connection with the performance by MCIT or News of their respective obligations under this Agreement, and the waiting period (and any extension thereof)

under the HSR Act, if any, applicable to the purchase and sale of the

Securities hereunder shall have expired or been terminated.

          4.5  Shareholder Approval.  If required, Shareholder Approval shall have been obtained.

     5.   Conditions Precedent to the Obligations of MCIT.  The

obligations of MCIT to consummate the transactions contemplated by this

Agreement on the Closing Date shall be subject to the satisfaction or waiver by MCIT of the following conditions:

          5.1  Representations and Warranties; Covenants and Agreements.

               (a)  The representations and warranties of News contained

in this Agreement and in any certificate or document executed and delivered by it pursuant to this Agreement shall be true, accurate and complete in all material respects on and as of the Closing Date with the

                           PAGE 19 of 26 PAGES
same force and effect as though made on and as of the Closing Date,

except that (i) any such representations and warranties that relate solely to a specified date (other than the date hereof) shall be true,

accurate and complete in all material respects only as of such date.

News shall have delivered to MCIT a certificate, dated as of the Closing

Date and signed on its behalf, to the foregoing effect.

               (b)  News shall have performed and complied in all

material respects with all covenants and agreements required by this

Agreement to be performed or complied with by it on or prior to the

Closing Date.  News shall have delivered to MCIT a certificate, dated as of the Closing Date and signed on its behalf, to the foregoing effect.

          5.2  Illegality.  There shall not be in effect any statute,

rule, regulation or order of any court, governmental or regulatory body which prohibits or makes illegal any of the transactions contemplated by this Agreement, and the waiting period (and any extension thereof) under the HSR Act, if any, applicable to the purchase and sale of the

Securities hereunder shall have expired or been terminated.

          5.3  Litigation.  There shall be no litigation pending (i)

brought by any Person (other than a governmental authority), which would have a Material Adverse Effect and which seeks to enjoin, restrain or prohibit the consummation of the transactions contemplated by this

Agreement or (ii) brought by any governmental authority which seeks to enjoin, restrain or prohibit the consummation of the transactions contemplated by this Agreement.

          5.4  Consents.  There shall have been obtained all consents and approvals from parties to contracts or other agreements with News, to the extent that the failure to obtain any such consent or approval would

                           PAGE 20 of 26 PAGES
have a Material Adverse Effect with respect to MCIT or News, and from governmental authorities and other Persons that are required in connection with the performance by MCIT or News of their respective obligations under this Agreement, and the waiting period (and any extension thereof) under the HSR Act, if any, applicable to the purchase and sale of the Securities hereunder shall have expired or been terminated.

          5.5  Payment for the Shares.  News shall have made payment of the purchase price for the Shares, as provided herein.

          5.6  Shareholder Approval.  If required, Shareholder Approval shall have been obtained.

     6.   Miscellaneous.

          6.1  Performance of Conditions Precedent.

               (a)  MCIT agrees that it will use commercially reasonable

efforts to satisfy the conditions precedent set forth in Section 4 to be performed by it.

               (b)  News agrees that it will use commercially reasonable

efforts to satisfy the conditions precedent set forth in Section 5 to be performed by it.

          6.2  Survival of Representations and Warranties; Entire

Agreement.

               (a)  Each representation and warranty contained herein

shall survive the execution and delivery hereof and the Closing for a period of one year; provided, that the representations and warranties contained in Section 2.6 and 3.6 shall survive indefinitely.





                           PAGE 21 of 26 PAGES

               (b)  This Agreement embodies the entire agreement and

understanding between MCIT and News and supersedes all prior agreements and understandings relating to the subject matter hereof.

          6.3  Binding Effect; Assignment Limited.  This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns and legal representatives.  The rights and obligations of any party hereto may not be assigned to any other Person without the prior written consent of each other party hereto; provided, that, News may assign its purchase and payment obligations under this Agreement, in whole or in part, to another

Person or Persons, provided further, that, it shall not be released from any of its obligations hereunder.

          6.4  Notices.  All notices and other communications provided for or permitted hereunder shall be in writing and shall be deemed given

(i) when made, if made by hand delivery, (ii) upon confirmation, if made by telecopier or (iii) one Business Day after being deposited with a reputable next day courier, postage prepaid, to the parties as follows:


          If to MCIT:

          MCI Telecommunications Corporation
          1801 Pennsylvania Avenue, N.W.
          Washington, D.C.  20006
          Attn:  Michael Salsbury, Esq.
          Telecopier:  (202) 887-3353

          with a copy to:

          Simpson Thacher & Bartlett
          425 Lexington Avenue
          New York, NY 10017
          Attn:  Philip T. Ruegger III, Esq.
          Telecopier:  (212) 455-2502




                           PAGE 22 of 26 PAGES

          If to News:

          The News Corporation Limited Incorporated
          1211 Avenue of the Americas
          New York, New York  10036
          Attention:  Arthur M. Siskind, Esq.
          Telecopier:  (212) 768-2029

          with a copy to:

          Squadron, Ellenoff, Plesent & Sheinfeld, LLP
          551 Fifth Avenue
          New York, New York  10176
          Attention:  Jeffrey W. Rubin, Esq.
          Telecopier:  (212) 697-6686


          Any party by notice to the other parties may designate such additional or different addresses as shall be furnished in writing by such party.

          6.5  Descriptive Headings. The descriptive headings of the several paragraphs of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

          6.6  Governing Law.  The validity, interpretation and

performance of this Agreement shall be governed by the laws of the State of New York, as applied to contracts made and performed within the State of New York, without regard to the principles of conflicts of laws.  Each party hereto hereby irrevocably submits to the exclusive jurisdiction of any New York State court sitting in the Borough of Manhattan or any federal court sitting in the Borough of Manhattan in respect of any suit,

action or proceeding arising out of or relating to this Agreement and the transactions pursuant hereto and in connection herewith, and irrevocably agrees that all claims in respect of any such suit, action or proceeding may be heard and determined in any such court.  Each party irrevocably waives any objection which it may now or hereafter have to the laying of


                           PAGE 23 of 26 PAGES
the venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

          6.7  Termination and Abandonment. This Agreement may be

terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing:

               (a)  by mutual written consent of MCIT and News;

               (b)  by either MCIT or News if any court of competent

jurisdiction shall have issued an order, decree or ruling or taken any other action permanently enjoining or otherwise permanently prohibiting the transactions contemplated under this Agreement and such order,

decree, ruling or other action shall have become final and nonappealable;

or

               (c)  if the Closing shall not have occurred on or prior

to July 31, 1999.

          6.8  Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

          6.9  Publicity.  Except as may otherwise be required by law,

no news release or announcement concerning this Agreement or the transactions contemplated hereby shall be made without advance approval thereof by MCIT and News.  Each party hereto will cooperate with each other in the development and distribution of all news releases and other public announcements with respect to this Agreement or any of the transactions contemplated hereby and, in any event, the parties agree to make a mutually agreed upon announcement concerning the Closing on or about the Closing Date.

                           PAGE 24 of 26 PAGES

     7.   Certain Definitions.  For the purpose of this Agreement the following terms shall have the meanings specified with respect thereto below;

     "ASX" means the Australian Stock Exchange Limited.

     "Business Day" means any day other than Saturday, Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

     "Closing" has the meaning specified in Section 1.1 hereof.

     "Closing Date" has the meaning specified in Section 1.2 hereof.

     "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of

1976, as amended.

     "Material Adverse Effect" in respect of any Person, shall mean an effect on the business, financial condition or results of operations of such Person or its consolidated Subsidiaries, which is (i) material and adverse to such Person and its consolidated Subsidiaries, taken as a whole, or (ii) adverse to the ability of such Person to perform its obligations hereunder.

     "MCIT" has the meaning specified in the preamble hereof.

     "News" has the meaning specified in the preamble hereof.

     "News T Shares" has the meaning specified in the first recital hereof.

     "News Triangle Shares" has the meaning specified in the first recital hereof.

     "Ordinary Shares" has the meaning specified in the second recital hereof.

     "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, business trust, joint

                           PAGE 25 of 26 PAGES
stock company, trust, unincorporated organization or government or agency or political subdivision thereof.

     "Preferred Limited Shares" has the meaning specified in the third recital hereof.

     "Preferred Shares" has the meaning specified in the first recital hereof.

     "Securities Act" means the United States Securities Act of 1933, as amended and the rules and regulations of the United States Securities and

Exchange Commission thereunder.

     "Securities" means, collectively, the Warrants, the Preferred

Shares and the Shares.

     "Shareholder Approval" means the approval of the proposed purchase by News of the Shares by the requisite majority of the shareholders of

News at the Shareholders' Meeting.

     "Shareholders' Meeting" means the extraordinary general meeting of the shareholders of News to vote on, among other matters, if any, the fixing of the number of Preferred Limited Shares issuable upon exercise of the Warrants and the proposed purchase by News of the Shares.

     "Shares" has the meaning specified in the fifth recital hereof.

     "Warrants" has the meaning specified in the second recital hereof.















                           PAGE 26 of 26 PAGES

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.



                                  MCI TELECOMMUNICATIONS CORPORATION


                                  By: /s/ Scott D. Sullivan
                                     -----------------------------------
                                      Name:  Scott D. Sullivan
                                      Title:  Chief Financial Officer


                                  THE NEWS CORPORATION LIMITED


                                  By: /s/ Arthur Siskind
                                     -----------------------------------
                                      Name:  Arthur Siskind
                                      Title:  Director

































                           PAGE 27 of 27 PAGES